

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 13, 2009

via U.S. mail and facsimile

Jean Bernhard Buttner, CEO
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

>   **RE: Value Line, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2008**
>   **Filed July 17, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended July 31, 2008 and**
>   **October 31, 2008**
>
>   **File No. 0-11306**

Dear Ms. Buttner:

We have reviewed your filings and have the following comments. Where indicated, we think you should either amend your documents or revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 1. Business, page 3

1. We note your table of total net assets by fund. On page 12, you state the performance of your funds impact your sales and investors' decisions to invest in your Funds, all of which would impact your business and results of operations. In future filings, please include performance information for each of your funds for each period

Ms. Buttner
Value Line, Inc.
March 13, 2009
Page 2

presented. Fund performance information should include the inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented. This information will allow investors to better understand how fund performance has affected your financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

2. In future filings, please provide investors with a better understanding of the portion of your print publication revenues and electronic publication revenues that are generated from the retention of subscribers versus the portion of revenues that were generated from new subscribers for each period presented. Providing information regarding the retention rate for your print publication revenues and electronic publication revenues, respectively, would provide investors with a better understanding of your ability to retain current revenues. Please also provide an explanation of any material increases or decreases in your retention rate. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.1 of the Financial Reporting Codification for guidance.

3. In future filings, please disclose the number of licensing agreements in place for each period presented along with a discussion of new and discontinued agreements during each period. If a material licensing agreement is discontinued subsequent to the end of the most recent reporting period, please disclose as such. Refer to Item 303(A)(3) of Regulation S-K and Sections 501.12.b.1 and 501.12.b.3 of the Financial Reporting Codification for guidance.

4. We note that you earn investment management fees based on the average daily net assets of the mutual funds, or the assets under management (AUM). As the AUM has a direct impact on your investment management fees and therefore a key component in providing a complete analysis of your investment management fees, please include a rollforward of your AUM on a consolidated basis and by asset type for each period presented in future filings. Please include the following line items in your rollforward of AUM, at a minimum:
   - Cash inflows for new investments / sales
   - Cash inflows for reinvested distributions
   - Cash outflows for redemptions
   - Cash outflows for other distributions
   - Market appreciation/(depreciation)

Please also provide a detailed analysis of the changes that have impacted AUM during each of the periods presented. Specifically, provide a detailed analysis of the factors contributing to the gross cash in flows and outflows and the performance of your funds. If a material amount of redemptions are being made, please explain why. For your discussion of the performance impact on assets under management, you may need to discuss the specific performance of each of the funds. Finally, please link the changes in assets under management discussion to your explanation for the increase or decrease in investment management fees recognized for each period presented. As part of this analysis, disclose the average investment management fee earned for each period and explain the material factors impacting differences for each period presented. Please provide us with the disclosures you intend to include in future filings.

5. We note that you have listed the components of AUM by asset type. Please also provide a breakdown of AUM by sectors (such as real estate, banking, consumer products, etc.). A discussion and analysis of the changes in AUM by sector may aid in explaining the performance of your funds to investors. Please provide us with the disclosures you intend to include in future filings.

6. In future filings, please disclose the policy concerning redemptions of your AUM. It may be appropriate to provide such disclosures by asset type. For example, state whether the shareholders of your funds are required to give advance notice prior to redemption and if so, the extent of notice required.

7. In future filings, please disclose the extent of any significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K or 10-Q. If you experienced a significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K or Form 10-Q, please quantify the portion of the decline that was attributable to performance as opposed to redemptions. Please also disclose which investment types were most significantly impacted. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

8. We note that you have presented segment profit from operations as the segment profit measure your CODM uses to make decisions about resources to be allocated to your operating segments and to assess segment performance. However, you have not provided an analysis of your segments based on the profit measure presented in your segment footnote disclosure. In future filings, please include a discussion and analysis of segment profit from operations margins for your segments to allow investors to understand the factors impacting the profit margin your CODM uses in making resource allocations and assessing performance. In this regard, we note from your second quarter of fiscal year 2009 Form 10-Q that your investment management profit margin significantly declined for the first six months of fiscal year 2009 as compared to fiscal year 2008. Refer to Item 303(A) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 21

9. We note that the majority of your cash and cash equivalents balance is invested in the Value Line Cash Fund as of April 30, 2008 and October 31, 2008. We further note that you consider this investment to be highly liquid and have classified this investment as cash equivalents. Please include a discussion in future filings as to how you have arrived at this conclusion given the current economic environment and whether there have been any material delays in redemptions from this fund. In this regard, we note that the Value Line Cash Fund invests in commercial paper and other corporate debt obligations in addition to US government securities, repurchase agreements for the US government securities, certificates of deposit, bankers' acceptances. Please provide us with the disclosure you intend to include in future filings.

10. We note that you are seeking to settle the SEC matter you could be required to pay disgorgement or penalties. We further note that any settlement is likely to be material. As such, please disclose in future filing how you intend to fund this potentially material payment.

Item 9A. Controls and Procedures, page 26

(a) Evaluation of Disclosure Controls and Procedures, page 26

11. We note the statement in the last sentence of the first paragraph that your controls and procedures only provide reasonable assurance that the control system's objectives would be met. Please revise to clearly state whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

(b) Management's Annual Report on Internal Control over Financial Reporting, page 26

12. Please provide the disclosure required by Item 308T(a)(4) of Regulation S-K.

13. Please be advised that your statement regarding the effectiveness of your internal control over financial reporting may not be qualified by the statement in the immediately preceding sentence of the last paragraph in which you state "Due to the inherent issue of segregation of duties in a small company, management has relied

heavily on entity or management review controls to lessen the issue of segregation of duties." Please revise accordingly.

Item 13. Certain Relationships and Related Transactions…, page 31

14. Please provide the information required by Item 404(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 32

15. We note exhibit 10.14 contains various lease amendments. It does not appear that these lease amendments are filed as exhibits to the Form 10-K. Please advise or revise accordingly.

16. Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. See Item 10(d) of Regulation S-K. We note that the documents you incorporate by reference in Exhibits 3.2, 10.10, and 10.13 have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly.

Signatures, page 33

17. The Form 10-K also must be signed by the controller or principal financial officer. See paragraph (2)(a) to General Instruction D. of Form 10-K. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See paragraph (2)(b) to General Instruction D. of Form 10-K. Please revise accordingly.

Note 1 – Organization and Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

18. We note that your investment management fees are calculated based on the average daily net assets for the mutual funds or the assets for the asset management clients. In future filings, please revise your disclosure to state the party responsible for estimating/determining the value of the assets for the mutual funds and the asset management clients, including an explanation of your involvement in the estimation process. If you are involved in the estimation process and given the significant impact such estimates have on your investment management fees, please include a detailed discussion within MD&A's critical accounting policies section of the

methodologies used to estimate the value of these assets, including the material assumptions used and a sensitivity analysis of such assumptions. Please provide us with the disclosure you intend to include in future filings.

19. In future filings, please disclose the significant terms of your investment advisory agreements and management agreements such as the periods of these agreements and annual investment advisory fees earned either here or within MD&A.

Note 14 – Contingencies, page 49

20. We note your disclosure regarding the investigation by the SEC. Specifically, we note your statement, "[m]anagement cannot determine the effect that the investigation will have on the Company's financial statements although it believes that any settlement is likely to be material." The language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosures should be made. Refer to paragraph 8 of SFAS 5. If the amount of the accrual you have recognized for these loss contingencies is material, please disclose the amount. Refer to paragraph 9 of SFAS 5. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. The disclosure of a reasonably possible loss should include the amount or range. If you are unable to estimate an amount or range of reasonably possible loss, please disclose this and provide an explanation as to why. Refer to paragraphs 9 and 10 of SFAS 5 for guidance. Please provide us with the disclosure you intend to include in future filings.

Exhibits 31.1 and 32.1

21. We note that paragraph 4 omits the certification regarding internal control over financial reporting required by Item 601(b)(31) of Regulation S-K, as well as the reference to the internal control over financial reporting in the introductory paragraph. We also note that the certification and reference to the internal control over financial reporting in the introductory paragraph are omitted form the certifications filed as Exhibits 31.1 and 31.2 to your quarterly reports on Form 10-Q for the quarters ended July 31, 2008 and October 31, 2008. Please file an amendment to each of the Form 10-K and Forms 10-Q that includes the entire periodic report and a new, corrected certification.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Note 1 – Organization and Summary of Significant Accounting Policies, page 8

22. We note that you determine the fair value of (a) listed securities using the closing
    sales price; (b) open-ended mutual fund shares using publicly quoted net asset value
    of the shares; and (c) fixed maturity government debt obligations using publicly
    quoted market prices. We further note that as October 31, 2008, you have listed your
    investments in trading securities and investments in securities available for sale as
    being valued using level 2 inputs. However, it is unclear based on your description of
    how you estimate fair value of these securities, how you determined you are using
    level 2 inputs. In future filings, please ensure your description of how you estimate
    the fair value of your financial instruments clearly explains the inputs used. Please
    provide us with the disclosure you intend to include in future filings.

Note 9 – Contingencies, page 14

23. In future filings, please revise your disclosure for the derivative shareholders' suit to
    address its materiality to your financial position, results of operations, and liquidity.
    Further, please address the need for additional disclosure of whether you have
    recognized an accrual for this loss contingency in addition to the reasonably likely
    amount or range in excess of accrual in accordance with paragraphs 9-10 of SFAS 5.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Results of Operations, page 15

24. We note that you have provided disclosures of the current economic environment and
    an overview of the impact economy has had to the asset management industry with a
    brief discussion of the impact to your business. In future filings, please revise your
    disclosure to provide a more detailed discussion regarding the direct impact the
    current economic environment has had on your results of operations and also how the
    tightening of the credit markets and investor concerns have impacted your liquidity.
    In your discussion, please also explain to investors how you are addressing the impact
    of the current economic environment to your business. Refer to Section 501.13 of the
    Financial Reporting Codification for guidance. Please provide us with the disclosures
    you intend to include in future filings.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Andrew Schoeffler at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief